UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

PHOTOMEDEX, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
719358202
(CUSIP Number)
Perseus Partners VII, L.P.
c/o Perseus, L.L.C.
2099 Pennsylvania Avenue, N.W., 9th Floor
Washington, D.C. 20006
(202) 452-0101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	719358202

1	NAMES OF REPORTING PERSONS Perseus Partners VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,452,880[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,452,880[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,452,880[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 This number represents the sum of the maximum number of shares of common stock (“Common Stock”) of PhotoMedex, Inc. (the “Issuer”) that could be issued to Perseus Partners VII, L.P. (the “Investor”) in connection with (i) the conversion of a secured convertible promissory note having a principal amount of $2,800,406 (the “B-1 Note”), (ii) the conversion of a secured convertible promissory note having a principal amount of $16,746,270 (the “B-2 Note”), and (iii) the exercise of a warrant (the “Warrant”).
As previously described, the B-1 Note, the B-2 Note and the Warrant were acquired by the Investor from the Issuer pursuant to the Securities Purchase Agreement dated as of August 4, 2008, and the subsequent amendments thereto (the “Securities Purchase Agreement”). The number of shares of Common Stock issuable upon exercise of the Warrant and conversion of the B-2 Note were adjusted pursuant to their terms as a result of the Company’s offering of its Common Stock completed on May 7, 2010. For purposes of calculating beneficial ownership, this statement on Schedule 13D (this “Statement”) assumes that the B-1 Note and the B-2 Note will be fully converted and that the Warrant will be fully exercised. The B-1 Note has a current conversion price of $11.25850 per share, may be converted at any time after its date of issuance, and matures on February 27, 2014. Following the adjustment referred to above, the B-2 Note has a current conversion price of $18.39172 per share, may be converted at any time after its date of issuance, and matures on February 27, 2014. Following the adjustment referred to above, the Warrant is currently exercisable for up to 293,610 shares of Common Stock at an exercise price of $18.39172 per share and may be exercised at any time after its date of issuance, and expires on February 27, 2017. The B-1 Note and the B-2 Note each bear interest at a rate of 10% per annum, with such interest payable, in the Issuer’s discretion, in cash or in kind by the issuance of additional secured convertible promissory notes (“Additional Notes”). With respect to the B-2 Note, however, until the shareholders of the Issuer have adopted resolutions approving (i) the issuance of the B-2 Note and (ii) the issuance of Additional Notes with respect to the full amount of interest payable under the B-2 Note, the Issuer is prohibited from paying more than four-fifths (i.e., eight percentage points out of the total 10 percentage points of interest) of interest payable under the B-2 Note in the form of Additional Notes. Consequently, the remaining one-fifth (i.e., two percentage points out of the total 10 percentage points of interest) of interest payable under the B-2 Note must be paid in cash.
Assuming that (a) all interest payable on the B-1 Note is paid by the issuance of Additional Notes, (b) the shareholders of the Issuer adopt resolutions approving (i) the issuance of the B-2 Note and (ii) the issuance of Additional Notes with respect to the full amount of interest payable under the B-2 Note, (c) all interest payable on the B-2 Note is paid by the issuance of Additional Notes, (d) none of the B-1 Note, the B-2 Note, or any of the Additional Notes are prepaid, and (e) all Additional Notes are fully converted, the Investor would receive an additional 545,344 shares of Common Stock upon the conversion of all such Additional Notes.
2 This number represents the percentage obtained by dividing (a) the total number of shares of Common Stock being reported in this Statement as beneficially owned by the Investor (1,452,880) by (b) the sum of (i) the number of shares of Common Stock outstanding on May 14, 2010 (2,772,637) based on information reported in the Issuer’s Report on Form 10-Q dated May 17, 2010 and (ii) the 1,452,880 shares of Common Stock referred to above.

CUSIP No.	719358202

1	NAMES OF REPORTING PERSONS Frank H. Pearl[3]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Sates

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,453,505[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,453,505[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,453,505[4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
3 Of the 1,453,505 shares reported herein, 1,452,880 of such shares are held directly for the account of the Investor and 625 of such shares represent the total number of shares of Common Stock issuable upon the exercise of options that were granted to Mr. John M. Glazer, a Managing Director of Perseus, L.L.C., in connection with his former service on the board of directors of the Issuer and held by him as a nominee of Perseus, L.L.C. (the “Options”). Mr. Pearl has been included in this Statement solely because of the indirect control he exercises over the Investor and Perseus, L.L.C. By virtue of such control, he may be deemed to have beneficial ownership of the securities being reported in this Statement.
4 This number represents the sum of the maximum number of shares of Common Stock of the Issuer that could be issued to the Investor in connection with (i) the conversion of the B-1 Note, (ii) the conversion of the B-2 Note, (iii) the exercise of the Warrant, and (iv) the exercise of all of the Options.
As previously described, the B-1 Note, the B-2 Note and the Warrant were acquired by the Investor from the Issuer pursuant to the Securities Purchase Agreement dated as of August 4, 2008, and the subsequent amendments thereto. The number of shares of Common Stock issuable upon exercise of the Warrant and conversion of the B-2 Note were adjusted pursuant to their terms as a result of the Company’s offering of its Common Stock completed on May 7, 2010. For purposes of calculating beneficial ownership, this Statement assumes that the B-1 Note and the B-2 Note will be fully converted, that the Warrant will be fully exercised and that all of the Options will be exercised. The B-1 Note has a current conversion price of $11.25850 per share, may be converted at any time after its date of issuance, and matures on February 27, 2014. Following the adjustment referred to above, the B-2 Note has a current conversion price of $18.39172 per share, may be converted at any time after its date of issuance, and matures on February 27, 2014. Following the adjustment referred to above, the Warrant is currently exercisable for up to 293,610 shares of Common Stock at an exercise price of $18.39172 per share and may be exercised at any time after its date of issuance, and expires on February 27, 2017. The Options have an exercise price of $12.60 per share, may be exercised as of March 31, 2009, and expire on February 27, 2019. The B-1 Note and the B-2 Note each bear interest at a rate of 10% per annum, with such interest payable, in the Issuer’s discretion, in cash or in kind by the issuance of Additional Notes. With respect to the B-2 Note, however, until the shareholders of the Issuer have adopted resolutions approving (i) the issuance of the B-2 Note and (ii) the issuance of Additional Notes with respect to the full amount of interest payable under the B-2 Note, the Issuer is prohibited from paying more than four-fifths (i.e., eight percentage points out of the total 10 percentage points of interest) of interest payable under the B-2 Note in the form of Additional Notes. Consequently, the remaining one-fifth (i.e., two percentage points out of the total 10 percentage points of interest) of interest payable under the B-2 Note must be paid in cash.

Assuming that (a) all interest payable on the B-1 Note is paid by the issuance of Additional Notes, (b) the shareholders of the Issuer adopt resolutions approving (i) the issuance of the B-2 Note and (ii) the issuance of Additional Notes with respect to the full amount of interest payable under the B-2 Note, (c) all interest payable on the B-2 Note is paid by the issuance of Additional Notes, (d) none of the B-1 Note, the B-2 Note, or any of the Additional Notes are prepaid, and (e) all Additional Notes are fully converted, the Investor would receive an additional 545,344 shares of Common Stock upon the conversion of all such Additional Notes.
5 This number represents the percentage obtained by dividing (a) the total number of shares of Common Stock being reported in this Statement as beneficially owned by Mr. Pearl (1,453,505) by (b) the sum of (i) the number of shares of Common Stock outstanding on May 14, 2010 (2,772,637) based on information reported in the Issuer’s Report on Form 10-Q dated May 17, 2010 and (ii) the 1,453,505 shares of Common Stock referred to above.

CUSIP No.	719358202
This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed by Perseus Partners VII, L.P. (the “Investor”) and Frank H. Pearl (together with the Investor, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on March 9, 2009, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 7, 2009 and Amendment No. 2 to Schedule 13D filed with the SEC on March 24, 2010, relating to the common stock, par value $0.01 per share (“Common Stock”), of PhotoMedex, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D, as amended.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended as follows:
(a) The Investor beneficially owns an aggregate of 1,452,880 shares of Common Stock. This number represents the maximum number of shares of Common Stock that the Investor could beneficially own, assuming full conversion of the B-1 Note and the B-2 Note, and full exercise of the Warrant. Based on calculations made in accordance with Rule 13d-3, this number represents approximately 34.4% of (b) the sum of (i) the number of shares of Common Stock outstanding on May 14, 2010 (2,772,637) based on information reported in the Issuer’s Report on Form 10-Q dated May 17, 2010 and (ii) the 1,452,880 shares of Common Stock referred to above.
Mr. Pearl may be deemed to beneficially own an aggregate of 1,453,505 shares of Common Stock. This number represents the 1,452,880 shares of Common Stock referred to above that are beneficially owned by the Investor plus the 625 shares of Common Stock issuable upon exercise of the options that were granted to Mr. Glazer in connection with his former service on the board of directors of the Issuer and held by him as a nominee of Perseus, L.L.C. Based on calculations made in accordance with Rule 13d-3, this number represents approximately 34.4% of the sum of (i) the number of shares of Common Stock outstanding on May 14, 2010 (2,772,637) based on information reported in the Issuer’s Report on Form 10-Q dated May 17, 2010 and (ii) the 1,453,505 shares of Common Stock referred to above.
(b) The Investor will have sole voting and dispositive power with respect to the 1,452,880 shares of Common Stock beneficially owned by the Investor. By virtue of the relationships between and among the Reporting Persons, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 1,453,505 shares of Common Stock beneficially owned by the Investor and the Option Shares.

CUSIP No.	719358202
SIGNATURES
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated as of: May 20, 2010

Perseus Partners VII, L.P.
By:	Perseus Partners VII GP, L.P.,
its general partner

By:	Perseus Partners VII GP, L.L.C.,
its general partner

By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

Mr. Frank H. Pearl
By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Attorney-in-Fact